Miggie E. Cramblit

Vice President,
General Counsel and Corporate Secretary
Phone: (937) 259-7214
Fax: (937) 259-7917
E-Mail: miggie.cramblit@dpline.com	May 23, 2006

VIA FACSIMILE - (202) 772-9204

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:          DPL Inc.

Registration Statement on Form S-4

Filed March 30, 2006

File No. 333-132862

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 1, 2006

File No. 1-9052

Dear Mr. Owings:

This letter is in response to your follow-up comment letter dated May 12, 2006 addressed to me covering your review of the above-referenced DPL Inc. (DPL) filings.

The italicized paragraphs below set forth the Staff’s comments followed by DPL’s response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in our 2005 Annual Report on Form 10-K.

Staff Comment:  Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 53

Note 11. Discontinued Operations, page 76

1.     We have reviewed your response to comment 1 in our letter dated April 18, 2006.  While we recognize that your financial asset portfolio represented a significant portion of your business, it remains unclear how it met the scope requirements of SFAS 144.  As you noted in your response, the FASB Action Alert Publication No. 01-42 clarified that if a component of an entity has operations that include, but are not limited to, operations related to an equity method investment or other asset that is excluded from the scope of the Statement and the conditions for discontinued operations are met, all of the operations of the component should be reported in discontinued operations.  In your response, please specifically focus on how you concluded the operations of the private equity funds were not limited to operations related to cost or equity method investments.  In this regard, you may want to address whether the non-regulated subsidiary, which encompassed the financial asset portfolio, met the definition of a business as described in EITF 98-3.  Further, you state that you concluded the private equity funds were long-lived assets that qualified as a disposal group as defined in paragraph 4 of SFAS 133.  This guidance states that “if a long-lived asset is part of a group that includes other assets and liabilities not covered by this Statement, this Statement applies to the group.”  It appears to us that the private equity funds as a group may be comprised entirely of cost and equity method investments, which are not covered by this statement.  In this regard, please clarify how you concluded the private equity funds qualify as an asset group as defined in paragraph 4.

2.     If you are able to continue to conclude that the private equity funds are within the scope of SFAS 144, tell us in greater detail how you concluded that the 46 private equity funds as a group, rather than each individual fund, represent a component of an entity. Specifically address how you considered the fact that the sale of each fund required the approval of the respective general partner. Further, with reference to paragraphs 7(b) and 17 of EITF 03-13, please tell us in greater detail how you concluded the operations and cash flows of the component have been or will be eliminated.   In doing so, specifically tell us how you considered this guidance with respect to funds in which you transferred the economic aspects to AlpInvest Lexington 2005, LLC, but did not change ownership of the interests.

DPL RESPONSE

The private equity portfolio of funds represented a business as defined in EITF 98-3.  This guidance defines a business in paragraph 6 as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.”  The private equity funds were actively managed separately from our electric utility business for the purpose of increasing the value of those funds.   EITF 98-3 also indicates a business consists of inputs, processes applied to those inputs and outputs.  The inputs to this business were initially the capital used to acquire the private equity fund assets, after appropriate due diligence performed by the Company and/or other consultants. Once the Company acquired those assets, it applied its processes to those assets by:

•      developing an independent business infrastructure based on comparable private equity firms, including, for example, purchasing and utilizing Investran™ software platform used by the majority of private equity firms worldwide;

•      providing strategic management guidance with respect to the valuations, composition and characteristics of the private equity fund business;

•      providing ongoing assessments of compliance with each individual partnership agreement as part of the private equity fund business;

•      verifying the accuracy and validity of each capital call and distribution of each private equity fund as part of the private equity fund business;

•      attending investor meetings and serving on the Board of Advisors for a majority of the private equity funds with the private equity fund business;

•      reviewing and approving any proposed amendments to the partnership agreements covering the private equity funds within the private equity fund business;

•      performing daily computerized data searches related to each firm owned by any of the private equity funds within the private equity fund business;

•      reporting monthly operating results of the each private equity fund within the private equity fund business to the Business President (defined below), the Company CEO and the Chairman of the Board; and

•      providing quarterly operating results of each private equity fund within the private equity fund business to the Company’s Board of Directors.

The processes applied by the business usually resulted in the business receiving cash or stock distributions, dividends and/or appreciation/(loss) in value of the private equity funds. Financial results were regularly reviewed by the Business President (“chief operating decision maker”) and the Company’s Board of Directors.  The business’ performance also received disclosure as a segment in periodic information distributed to Company investors. Therefore, we conclude that the private equity funds met the definition of a business as defined by EITF 98-3.

This business had a staff of approximately six individuals at any one time, in addition to a consultant. These individuals were employed under separate employment and compensation policies, including separate incentive plans set up primarily to recognize the staff for performance in managing these funds. Employment decisions regarding staffing levels and terminations were completed by the Business President. The business offices were segregated from the rest of the Company’s offices. The business utilized a different computer server and network, e-mail system and accounting and investment software. The offices contained typical office equipment and furniture, personal computers and meeting space. Once the private equity funds were sold, the business’ employees and business assets were re-deployed and the office space was converted to a Company training area, both as a part of the Company’s exit from this business.

Further, we would agree that since each private equity fund had separately identifiable cash flows independent of cash flows of other groups, as evidenced by separate statements of results received from the respective general partner, that each private equity fund qualifies individually as an asset group as defined in paragraph 4 of SFAS 144. In addition, since these individual asset groups have similar economic characteristics (all private equity funds sold as a business), SFAS 142 paragraph 30 indicates they can be aggregated and deemed a single reporting unit. Paragraph 41 of SFAS 144 defines a component to be a reportable segment, a reporting unit, a subsidiary, or an asset group.

Consistent with our response that the private equity portfolio of funds represented a business and with the Company’s decision to exit this business, we considered the entire private equity portfolio a disposal group as defined in paragraph 4 of SFAS 144. [“For a long-lived asset or assets to be disposed of by sale or otherwise, that group (hereinafter referred to as a disposal group) re presents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.”]

It is essential to note that the Company Board of Directors’ only consideration was selling the entire private equity portfolio to a single buyer and exiting this business. The Company had received communications from interested parties desiring to purchase individual private equity funds. However, the Company operated and managed the private equity portfolio as a distinct, separate business. In fact, the purchase agreement had specific terms that provided for an alternative arrangement, which allowed for transfer of any fund to the buyer in the event the general partner approval was delayed for any reason. On February 13, 2005 the purchase agreement for the sale of the entire private equity portfolio was signed. Within six weeks of signing the purchase agreement, the Company received proceeds from the transfer of 40 of the 46 private equity funds. Proceeds from the remaining six funds were received within four months of signing the sale agreement. Furthermore, in paragraph B90 of SFAS 144 it is noted that “The Board concluded that if assets and liabilities will be sold as a group in a single transaction, accounting for those assets and liabilities as held for sale as a group is appropriate.”  The entire private equity portfolio was sold in one transaction on February 13, 2005 to a joint venture of AlpInvest Partners, Inc. and Lexington Partners Inc. Each of these companies operates a business comprised of private equity investments. At the time of the sale the purchasers disclosed in their press release dated February 14, 2005 that the purchase was one of the largest secondary purchases of a private equity limited partnership portfolio.

The Company accounted for the sale of each individual private equity fund after receiving general partner approval and in the period in which each fund’s respective closing occurred. Any gains related to funds in which legal ownership has not been conveyed to the buyer (alternative arrangement agreements) have been deferred until such time as general partner approval has been received and a closing meeting completed.

We concluded that the operations and cash flows of the private equity fund business have been eliminated because we entered into a purchase agreement that transferred the ownership of the private equity fund business to a single entity. Payment was received from the buyer for the entire private equity fund business within four months of signing the purchase agreement, even though legal title for all of the funds had not been conveyed at that time. Since the transfer of legal ownership was also dependent upon third party (general partner) approval, it was anticipated that certain private equity funds might not have legal title immediately conveyed.  For those funds, the Company had entered into alternative arrangement agreements with the buyer to transfer the economic benefits and risks to the buyer until such time as legal ownership could be transferred. At December 31, 2005 there were two and a portion of one private equity funds for which the general partners would not provide their respective approvals for the legal transfer of ownership to the buyer (during the first quarter of 2006, the transfer of the remaining portion of one of these funds received general partner’s approval). The Company’s ongoing responsibility until such time as all funds have been legally transferred to the buyer is to pass through cash distributions and capital calls to the buyer for those funds in which there was an alternative arrangement agreement, through a joint bank account accessible by both parties. Therefore, any cash flows derived from, or payable to, these funds have been passed through to/from the buyer, with no significant continuing involvement of the Company.

EITF 03-13, paragraph 4 states that if “any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation.”  Subsequent to the private equity business being sold, there was no recognition of revenues or costs related to this sold business (component), nor any continuation of any revenue-producing or cost-generating activities through active involvement with the sold business. Since there were no continuing cash flows related to this business, we assessed whether we had significant continuing involvement in the operation of this sold business. Once sold, the Company had no ability to influence the buyer’s operating or financial policies of this business, nor was there any significant ongoing risk or reward retained by the Company related to this business. Accordingly, pursuant to EITF 03-13, there are no continuing cash flows and no significant continuing involvement in this business. Therefore, our circumstances meet the criteria established in paragraph 42 of SFAS 144 for reporting discontinued operations.

SUMMARY

We appreciate the ability to clarify our conclusions in this response, and our prior communication should be included in your evaluation. Our objective in the discontinued

operations presentation of the sale of this private equity portfolio business was to follow Generally Accepted Accounting Principles (“GAAP”) and make clear to the reader of our financial statements that the strategic direction of the Company had changed with our exiting a major business for which the risk profile and operations were totally dissimilar and unrelated to the Company’s core business of generating and providing electricity to our customers. We firmly believe our presentation aids a reader in more clearly understanding the nature of our ongoing business and is better suited to a more relevant and reliable analysis of past and future predictive results. We have also consulted with KPMG LLP, the Company’s independent auditors, and KPMG’s Department of Professional Practice (including Melanie Dolan, Partner, and Carmen Bailey, Partner). KPMG LLP concurs with our conclusion.

The presentation of our exit from the private equity fund business as discontinued operations supports the FASB Board’s intent to “enhance decision usefulness” and to present financial results in a manner that would provide an investor enhanced “predictive value.”  Our conclusion that this business qualifies as a discontinued operation pursuant to paragraph 5 of SFAS 144 is correct and appropriate based upon the specific facts in our situation.

We believe the intent of the guidance contained in paragraph 5 of SFAS 144 relating to the exclusion of financial instruments from its scope was intended to avoid reporting as discontinued operations normal, recurring, “day-to-day” transactions in which entities move into and out of positions in financial instruments that otherwise would fall under the definition of discontinued operations or a single equity or cost method investment.

I hope that the foregoing has been responsive to the Staff’s comments.  Any assistance you can provide in obtaining an expeditious review of this response letter would be greatly appreciated.

Should you have any questions relating to our response regarding the presentation of the sale of our private equity securities as discontinued operations, please call John J. Gillen, Senior Vice President and Chief Financial Officer, at (937) 259-7210. This issue is important to us both because it relates to the usefulness of our disclosure, and once it is resolved, we will be able to reduce interest penalties related to the securities underlying our pending S-4 registration statement. As a result, we would like to schedule a conference call with the Staff should you have any further questions on this issue, so that we may facilitate resolution.

Respectfully submitted,

/s/ Miggie E.Cramblit